                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                                 James Henderson
                          c/o WebFinancial Corporation
                                  P.O. Box 1359
                               Los Gatos, CA 95031
                                 (408) 399-6494
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 05548G 10 2                 13D                      Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  646,333
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              646,333
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    646,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 05548G 10 2                 13D                      Page 3 of 7 Pages
------------------------                                    --------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  $1.00 par value (the "Shares"), of BKF Capital Group, Inc. (the "Issuer").  The address of the principal  executive  offices of the Issuer is One  Rockefeller  Plaza,  New
York, New York 10020.

Item 2.     IDENTITY AND BACKGROUND.

            (a)   This  statement  is  filed  by  WebFinancial  Corporation,   a
Delaware corporation ("WebFinancial"). Set forth on Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business  and address of any  corporation  or other  organization  in which such employment  is  conducted  of each of  WebFinancial's  directors  and  executive officers, as of the date hereof.

            (b)   The principal business address of WebFinancial is 61 East Main
Street, Los Gatos, CA 95031.

            (c)   The principal  business of WebFinancial  is specialty  banking and finance.

            (d)   Neither  WebFinancial  nor any  person  listed on  Schedule  A annexed  hereto has,  during the last five years,  been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)   Neither  WebFinancial  nor any  person  listed on  Schedule  A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such  proceeding  was or is  subject  to a  judgment,  decree or final  order enjoining future violations of, or prohibiting or mandating  activities  subject to,  federal or state  securities  laws or finding any violation with respect to such laws.

            (f)   Not applicable.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  aggregate  purchase  price  of  the  646,333  Shares  owned  by
WebFinancial is $1,690,349.61, including brokerage commissions. The Shares owned by WebFinancial were acquired with the working capital of WebFinancial.

Item 4.     PURPOSE OF TRANSACTION.

            WebFinancial  purchased  the Shares based on  WebFinancial's  belief that the Shares, when purchased,  were undervalued and represented an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities  available to  WebFinancial,  and the  availability of
Shares at prices that would make the purchase of  additional  Shares  desirable,
WebFinancial may endeavor to increase its position in the Issuer through,  among

------------------------                                    --------------------
CUSIP No. 05548G 10 2                 13D                      Page 4 of 7 Pages
------------------------                                    --------------------

other  things,  the  purchase  of  Shares  on  the  open  market  or in  private transactions or otherwise,  on such terms and at such times as WebFinancial  may deem advisable.

            WebFinancial  does not have any present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. WebFinancial intends to review its  investment  in the Issuer on a continuing  basis and engage in  discussions with  management  and the  Board  of  Directors  of the  Issuer  concerning  the business,  operations  and  future  plans of the  Issuer.  Depending  on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities  markets and general economic and industry  conditions,  WebFinancial may in the future take such actions with respect to its investment in the Issuer
as  it  deems  appropriate   including,   without   limitation,   seeking  Board
representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)   The  aggregate   percentage  of  Shares   reported   owned  by
WebFinancial  herein is based upon 7,976,341  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed with the  Securities and
Exchange Commission on May 10, 2007.

            As  of  the  close  of  business  on  July  13,  2007,  WebFinancial beneficially owned 646,333 Shares, constituting approximately 8.1% of the Shares outstanding.

            (b)   WebFinancial  has the sole  power to vote and  dispose  of the
Shares reported in this Schedule 13D.

            (c)   Schedule B annexed hereto lists all transactions in the Shares during  the past  sixty  days by  WebFinancial.  All of such  transactions  were effected in the open market.

            (d)   No person other than  WebFinancial  is known to have the right to receive,  or the power to direct the receipt of dividends  from,  or proceeds from the sale of, the Shares.

            (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            None.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

------------------------                                    --------------------
CUSIP No. 05548G 10 2                 13D                      Page 5 of 7 Pages
------------------------                                    --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2007                WEBFINANCIAL CORPORATION

                                    By: /s/ Terry Gibson
                                        ----------------------------------------
                                        Terry Gibson
                                        Title: Chief Financial Officer

------------------------                                    --------------------
CUSIP No. 05548G 10 2                 13D                      Page 6 of 7 Pages
------------------------                                    --------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            WEBFINANCIAL CORPORATION

 NAME AND POSITION WITH      PRESENT PRINCIPAL              BUSINESS
      WEBFINANCIAL              OCCUPATION                   ADDRESS
Jack L. Howard,          Principal of Mutual       c/o Mutual Securities, Inc.
Chairman of the Board    Securities, Inc., a       590 Madison Avenue, 32nd Floor
and Vice President       registered                New York, NY 10022
                         broker-dealer, and Vice
                         Chairman of Steel
                         Partners, Ltd., a
                         management and advisory
                         company

James R. Henderson,      Operating Partner of      c/o Steel Partners, Ltd.
Director, Chief          Steel Partners, Ltd., a   590 Madison Avenue, 32nd Floor
Executive Officer,       management and advisory   New York, NY 10022
Chief Operating Officer  company
and President

Joseph L. Mullen,        Managing Partner of Li    c/o Li Moran International
Director                 Moran International,      611 Broadway, Suite 722
                         Inc., a management        New York, NY 10012
                         consulting company

Mark E. Schwarz,         Managing Member of        c/o Newcastle Capital
Director                 Newcastle Capital Group,  Management, LP
                         L.L.C., the General       200 Crescent Court, Suite 1400
                         Partner of Newcastle      Dallas, TX 75201
                         Capital Management,
                         L.P., the General
                         Partner of Newcastle
                         Partners, L.P., a
                         private investment firm

Howard Mileaf, Director  Director of Neuberger     64 Brookdale Court
                         Berman Mutual Funds       Highland Park, NJ 08904

Terry Gibson,            Managing Director of SP   c/o SP Corporate Services, LLC
Chief Financial Officer  Corporate Services, LLC,  61 East Main Street
                         a management and          Los Gatos, CA 95031
                         advisory company

------------------------                                    --------------------
CUSIP No. 05548G 10 2                 13D                      Page 7 of 7 Pages
------------------------                                    --------------------

                                   SCHEDULE B

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                            WEBFINANCIAL CORPORATION
                            ------------------------

          300,000                    2.6000                  07/06/07
          136,300                    2.6000                  07/06/07
           28,500                    2.4491                  07/06/07
           41,282                    2.6200                  07/09/07
           27,500                    2.6955                  07/10/07
          112,750                    2.6191                  07/11/07